Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3591 fax

www.steeldynamics.com

June 11, 2013

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention: Mr. John Cash, Accounting Branch Chief

RE            Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2012, filed February 27, 2013.

SEC File No. 0-21719

Dear Mr. Cash:

On behalf of Steel Dynamics, Inc. (the “Registrant”), I am pleased to provide the following response to the comment of the Staff of the Securities and Exchange Commission as set forth in the letter dated June 3, 2013 (the “Comment Letter”), with respect to our referenced filings.

The numbered paragraph and heading correspond to the heading and number set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filing.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Consolidated Financial Statements and Supplementary Data, page 60

1.              In light of your operations in Mexico and the related foreign exchange matters associated with such foreign operations, please tell us why you have not included a statement of comprehensive income within your financial statements.

The Registrant notes that it has no components of other comprehensive income to report; therefore in accordance with ASC 220-10-15-3, Registrant is not required to report comprehensive income.

Pursuant to Registrant’s assessment of the functional currency of its Mexico operations in accordance with ASC 830, Foreign Currency Matters, Registrant determined that the functional currency of its Mexico operations is the United States dollar, which is the Registrant’s reporting currency.  Therefore, there are no foreign currency translation amounts to be reported as other comprehensive income.

In addition, the Registrant acknowledges the following:

•                    The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you, or any other member, of the Staff has any further questions or comments concerning this response, please telephone the undersigned at 260-969-3567.  Please note that the Fax Number to which correspondence to the undersigned should be sent is 260-969-3584.

Thank you very much and we look forward to your response.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler

Chief Financial Officer